UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Q4 and Full Year 2008 Results. Dated February 4th , 2009	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q4 and Full Year 2008 Results

WiMAX™ demand drives BreezeMAX® shipment growth of 37% in 2008 to a new record

Tel Aviv, February 4, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the fourth quarter and year ended December, 31, 2008.

Q4 Highlights (compared to Q4 2007):

—	WiMAX shipments up 55% to record $57.7 million
—	WiMAX revenues up 21% to $43.9 million
—	Non-GAAP EPS was breakeven; GAAP net loss was ($0.08), including restructuring charge

2008 Highlights (compared to FY 2007):

—	WiMAX shipments increased 37% to a record $189.3 million
—	WiMAX revenues increased 38% to a record $171 million
—	Non-GAAP EPS of $0.11 compared to $0.14 in 2007
—	GAAP loss of ($0.09) per share compared to GAAP EPS from continuing operations of $0.11 in 2007

In the fourth quarter of 2008, revenues were $70.1 million, a decrease of 6% from $74.3 million in the third quarter of 2008, and increase of 6% from $66.3 million in the fourth quarter of 2007.

GAAP net loss in the fourth quarter of 2008 was ($4.8) million, or ($0.08) per share, which included a restructuring charge and related expenses of $3.4 million in connection with the cost reduction initiatives that were implemented in December 2008, compared to net income of $803,000, or $0.01 per share in Q3.

Excluding the amortization of intangibles and stock based compensation expenses, other income, restructuring charge and related expenses, and the results of discontinued operations, on a non-GAAP basis, the company reported net income in the fourth quarter of 2008 of approximately $119,000, or $0.00 per diluted share, compared with non-GAAP net income of approximately $3.0 million, or $0.05 per diluted share in the third quarter of 2008, and non-GAAP net income of approximately $3.1 million, or $0.05 per diluted share in Q4 2007.

The sequential decline in revenues was primarily a result of Alvarion’s inability to recognize $2.4 million of revenues from the sale of products to Nortel Networks during the fourth quarter of 2008 after Nortel filed for bankruptcy protection on January 14, 2009 and subsequently repudiated the joint WiMAX agreement between the two companies. The decline in Q4 gross margin was due to the write-off of the cost of the equipment related to the Nortel sales in the period.

For the full year 2008, revenues totaled a record $281.3 million, an increase of 19% over $236.6 million in 2007. WiMAX revenues set a new record of approximately $171 million, about 61% of total revenues in 2008, compared with approximately $124 million, representing about 52% of total revenues, in 2007. WiMAX shipments for the year reached a new record of approximately $189 million.

For 2008, net loss was ($5.5) million, or ($0.09) per share compared with net income from continuing operations of $7.1 million, or $0.11 per share in 2007.

Excluding the amortization of intangibles and stock based compensation expenses, other income and restructuring charge and related expenses and the results of the discontinued operations, non-GAAP net income for 2008 was $6.9 million, or $0.11 per diluted share, compared with non-GAAP net income of $8.8 million, or $0.14 per diluted share in 2007.

As anticipated, gross margin in 2008 declined primarily due to a shift in product mix. In addition, unfavorable foreign currency translation during the first three quarters contributed to the margin decline.

Cash reserves as of December 31, 2008, totaled approximately $141 million, after using $5 million to repurchase Alvarion shares during the fourth quarter.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q4 2008, the full year 2008 and the comparative periods.

Comments from Management

“In 2008, WiMAX continued to exhibit strong demand, despite concerns over a spreading global recession,” said Tzvika Friedman, president and CEO of Alvarion. “We are very pleased with our record level of WiMAX shipments and our book-to-bill ratio of well over 1 in Q4. We are further encouraged by the fact that we are entering 2009 with a backlog of business twice as large as we had a year ago. Our non-WiMAX business was stable in 2008 and we expect it to remain so in 2009.

“Demand for primary broadband connectivity and mobile data usage are both in long term growth trends that require new solutions that improve the total cost of ownership for operators,” continued Mr. Friedman. “There are many well-funded operators, including Tier 1 and Tier 2 carriers, around the globe embracing rather than resisting change and planning to use WiMAX to bolster their competitive advantage. While decision cycles may lengthen and funding will remain an issue, we believe opportunities for a company our size remain abundant.

“Our immediate challenge is to continue to win major deals while supporting existing customers’ rollout plans, and to take a larger share of the available business in a very competitive environment. We are, and intend to remain, among a handful of top end-to-end solution providers that will win the bulk of the WiMAX business in years to come. Meanwhile, we will be stretching farther to be as efficient as possible. Our goal for 2009 is to improve profitability for the year even as growth slows temporarily due global economic conditions.”

Q1 2009 Guidance

The company’s revenue guidance for Q1 2009 is $65 to $73 million. Based on the indicated revenue range, Q1 non-GAAP per share results are expected to range between ($0.02) and $0.04. GAAP per share results are expected to range between a loss of ($0.05) and earnings per share of $0.01.

Alvarion management will host a conference call today, February 4, at 8:00 a.m. ET to discuss the quarter.

Please call the following dial in number to participate:

USA: (800) 230-1951; International: +1-(612) 332-0107.

The public is invited to listen to the live webcast of the conference call.

For details please visit Alvarion’s website at www.alvarion.com.

An archive of the online broadcast will be available on the website.

A replay of the call will be available from 10:00 a.m. ET on February 4, 2009 through 11:59 a.m. ET on March 4, 2009.

To access the replay, please call:

USA: (USA) (800) 475-6701
International: +1(320) 365-3844
To access the replay, users will need to enter the following code: 978852.

Alvarion has scheduled dates for the earnings announcements during 2009 and this schedule is available on the website at http://www.alvarion.com/investors/earnings/.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; as the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year Ended December 31,	Year Ended December 31,	Three Months Ended December 31,	Three Months Ended December 31,	Three Months Ended September 30,
	2008	2007	2008	2007	2008

Sales	$281,281	$236,573	$70,094	$66,337	$74,279

Cost of sales	147,783	118,861	38,751	33,998	39,098

Gross profit	133,498	117,712	31,343	32,339	35,181

Operating expenses:
Research and development, net	59,147	51,389	14,114	13,818	14,129
Selling and marketing	60,521	55,943	14,909	14,967	16,054
General and administrative	18,813	15,426	4,773	3,779	4,731
Amortization of intangible assets	1,327	2,544	(267)	636	328
Restructuring and other related expenses (**)	3,446	-	3,446	-	-

Total Operating expenses	143,254	125,302	36,975	33,200	35,242

Operating loss	(9,756)	(7,590)	(5,632)	(861)	(61)

Other income	-	8,265	-	8,265	-

Financial income, net	4,297	6,453	783	1,394	864

Income (loss) from continuing operations	(5,459)	7,128	(4,849)	8,798	803

Income from discontinued operations, net (*)	-	5,413	-	3,609	-

Net income (loss)	$(5,459)	$12,541	$(4,849)	$12,407	$803

Basic net earnings (loss) per share:
Continuing operations	$(0.09)	$0.11	$(0.08)	$0.14	$0.01
Discontinued operations	$-	$0.09	$-	$0.06	$-

Total	$(0.09)	$0.20	$(0.08)	$0.20	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	62,925	62,345	62,330	62,989	63,170

Diluted net earnings (loss) per share:
Continuing operations	$(0.09)	$0.11	$(0.08)	$0.13	$0.01
Discontinued operations	$-	$0.08	$-	$0.06	$-

Total	$(0.09)	$0.19	$(0.08)	$0.19	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,925	64,626	62,330	65,189	64,392

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

(**)	Results of the downsizing initiatives costs performed in December 2008.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended December 31, 2008				Three Months Ended September 30, 2008
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$70,094	$-		$70,094	$74,279

Cost of sales	38,751	(240	)(a)	38,511	38,925

Gross profit	31,343	(240)		31,583	35,354

Operating expenses:
Research and development, net	14,114	(466	)(a)	13,648	13,536
Selling and marketing	14,909	(539	)(a)	14,370	15,511
General and administrative	4,773	(544	)(a)	4,229	4,148
Amortization of intangible assets	(267)	267	(b)	-	-
Restructuring and other related expenses	3,446	(3,446	)(c)	-	-

Total Operating expenses	36,975	(4,728)		32,247	33,195

Operating income (loss)	(5,632)	4,968		(664)	2,159

Financial income, net	783	-		783	864

Net income (loss)	$(4,849)	4,968		$119	$3,023

Basic net earnings (loss) per share	$(0.08)			$0.00	$0.05

Weighted average number of shares used in computing basic net earnings (loss) per share	62,330			62,330	63,170

Diluted net earnings (loss) per share	$(0.08)			$0.00	$0.05

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,330			63,083	64,392

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

(c)	Results of the downsizing initiatives performed in December 2008.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTRUCTURING EXPENSES, OTHER INCOME AND INCOME FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Year Ended December 31,	Year Ended December 31,	Three Months Ended December 31	Three Months Ended December 31	Three Months Ended September 30,
	2008	2007	2008	2007	2008

Net income (loss) according to US GAAP	$(5,459)	$12,541	$(4,849)	$12,407	$803

Amortization of intangibles	1,327	2,544	(267)	636	328

Stock based compensation expenses related to SFAS 123R	7,561	7,424	1,789	1,942	1,892

Other income	-	(8,265)	-	(8,265)	-

Restructuring and other related expenses (**)	3,446	-	3,446	-	-

Income from discontinued operations, net (*)	-	(5,413)	-	(3,609)	-

Net Income from continuing operations excluding amortization of intangibles, stock based compensation, restructuring expenses and income from discontinued operations	$6,875	$8,831	$119	$3,111	$3,023

Basic net earnings per share from continuing operations excluding amortization of intangibles, stock based compensation , restructuring expenses and income from discontinued operations	$0.11	$0.14	$0.00	$0.05	$0.05

Weighted average number of shares used in computing basic net earnings per share	62,925	62,345	62,330	62,989	63,170

Diluted net earnings per share from continuing operations excluding amortization of intangibles, stock based compensation, restructuring expenses and income from discontinued operations	$0.11	$0.14	$0.00	$0.05	$0.05

Weighted average number of shares used in computing diluted net earnings per share	64,143	64,626	63,083	65,189	64,392

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

(**)	Results of the downsizing initiatives performed in December 2008.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2008	December 31, 2007

ASSETS
Cash, cash equivalents, short-term and long-term investments	$140,630	$138,874
Trade receivables	59,814	31,224
Other accounts receivable	8,110	16,250
Inventories	53,675	42,746
Severance pay fund	12,010	11,667

INVESTMENT IN AFFILIATES	1,554	605

PROPERTY AND EQUIPMENT, NET	16,955	13,078

GOODWILL AND OTHER INTANGIBLE ASSETS	57,372	58,699

TOTAL ASSETS	$350,120	$313,143

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$57,033	$24,091
Other accounts payable and accrued expenses	59,340	52,257

Total current liabilities	116,373	76,348

ACCRUED SEVERANCE PAY	17,841	16,242

TOTAL LIABILITIES	134,214	92,590

SHAREHOLDERS' EQUITY	215,906	220,553

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$350,120	$313,143

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended Dec 31, 2008

Cash flows from operating activities:
Net loss	$(4,849)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,674
Stock based compensation expenses related to SFAS 123R	1,789
Amortization of intangibles assets	(267)
Increase in trade receivables	(9,080)
Decrease in other accounts receivable and prepaid expenses	2,031
Increase in inventories	(8,929)
Increase in trade payables	11,418
Increase in other accounts payables and accrued expenses	8,819
Accrued severance pay, net	(138)

Net cash provided by operating activities	2,468

Cash flows from investing activities:
Purchase of fixed assets	(2,749)

Net cash used in investing activities	(2,749)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	367
Repurchase of shares	(5,000)

Net cash used in financing activities	(4,633)

Decrease in cash, cash equivalents, short-term and long-term investments	(4,914)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	145,544

Cash, cash equivalents, short-term and long-term investments at the end of the period	$140,630